Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 523 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 4, 2018 Filed pursuant to Rule 433

Structured Investments

Buffered Securities Based on the Value of the S&P 500® Index due November 30, 2020

This document provides a summary of the terms of the Buffered Securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	November 30, 2020
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity per Buffered Security:

If the final index value is greater than the initial index value:

$1,000 + upside payment

In no event will the payment at maturity exceed the maximum payment at maturity

If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%:

$1,000

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%:

($1,000 x the index performance factor) + $200

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered Securities pay less than $200 per Buffered Security at maturity.

Upside payment:	$1,000 × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	November 24, 2020, subject to postponement for non-index business days and certain market disruption events
Buffer amount:	20%. As a result of the buffer amount of 20%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered Securities is 80% of the initial index value.
Minimum payment at maturity:	$200 per Buffered Security (20% of the stated principal amount)
Index performance factor:	Final index value divided by the initial index value
Maximum payment at maturity:	$1,210 to $1,220 per Buffered Security (121% to 122% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$1,000 per Buffered Security
Pricing date:	May 24, 2018
Original issue date:	May 30, 2018 (3 business days after the pricing date)
CUSIP/ISIN:	61768CW45 / US61768CW453
Listing:	The Buffered Securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $970.40 per Buffered Security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Buffered Securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Buffered Securities will pay no interest, provide a minimum payment at maturity of only 20% of the stated principal amount and have the terms described in the accompanying preliminary terms, product supplement for participation securities, index supplement and prospectus. At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus a return reflecting 100% of the upside performance of the underlying index, subject to the maximum payment at maturity. If the underlying index has depreciated in value, but the underlying index has not declined by more than the specified buffer amount, the Buffered Securities will redeem for par. However, if the underlying index has declined by more than the buffer amount, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to the minimum payment at maturity of 20% of the stated principal amount. Investors may lose up to 80% of the stated principal amount of the Buffered Securities. These long-dated Buffered Securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the buffer feature that applies to a limited range of performance of the underlying index. The Buffered Securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Buffered Securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Buffered Securities

The payoff diagram below illustrates the payment at maturity on the Buffered Securities and assumes a hypothetical maximum payment at maturity of $1,215 per Buffered Security (121.50% of the stated principal amount, the midpoint of the specified range).

Investing in the Buffered Securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318005172/dp89994_fwp-ps523.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	Buffered Securities do not pay interest and provide a minimum payment at maturity of only 20% of your principal.
•	The appreciation potential of the Buffered Securities is limited by the maximum payment at maturity.
•	The market price of the Buffered Securities will be influenced by many unpredictable factors.
•	The Buffered Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered Securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	The amount payable on the Buffered Securities is not linked to the value of the underlying index at any time other than the valuation date.
•	Investing in the Buffered Securities is not equivalent to investing in the underlying index.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered Securities in the original issue price reduce the economic terms of the Buffered Securities, cause the estimated value of the Buffered Securities to be less than the original issue price and will adversely affect secondary market prices.
•	Adjustments to the underlying index could adversely affect the value of the Buffered Securities.
•	The estimated value of the Buffered Securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	The Buffered Securities will not be listed on any securities exchange and secondary trading may be limited.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered Securities.
•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered Securities.
•	The U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Buffered Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered Securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through April 24, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to April 24, 2018